Loto Inc.
Suite 460, 20 Toronto Street
Toronto, Ontario, Canada M5C 2B8

Via Edgar Private Correspondence Filing

August 10, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Mark P. Shuman
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Loto Inc. (the “Company”)
Registration Statement on Form S-1/A (the “Registration Statement”)
File No. 333-159858

Ladies and Gentlemen:

Further to your conversation of this morning with our counsel, Wuersch & Gering LLP, we hereby request the acceleration and declaration of effectiveness of the Company’s Registration Statement.  We request that the Registration Statement become effective at 2:00P.M. Eastern Standard Time on August 12, 2009.

The Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission	Loto Inc.
Correspondence: Division of Corporation Finance	August 10, 2009

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Stephen F. Knight
Stephen F. Knight
President, Chief Executive Officer and Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP 100 Wall Street – 21st Floor, New York, NY 10005 Direct Dial: (212) 509-4723 Fax: (610) 819-9104